Exhibit (12)

Pitney Bowes Inc.
Computation of Ratio of Earnings to Fixed Charges (1)

	Three Months Ended March 31,
(Dollars in thousands)	2005	2004
Income before income taxes	$227,769	$186,021

Add:
Interest expense	46,367	41,472
Portion of rents representative of the interest factor	13,930	13,215
Amortization of capitalized interest	369	369
Minority interest in the income of subsidiary with fixed charges	1,758	910

Income as adjusted	$290,193	$241,987

Fixed charges:
Interest expense	$46,367	$41,472
Portion of rents representative of the interest factor	13,930	13,215
Minority interest, excluding taxes, in the income of subsidiary with fixed charges	2,677	1,337

Total fixed charges	$62,974	$56,024

Ratio of earnings to fixed charges	4.61	4.32

(1)	The computation of the ratio of earnings to fixed charges has been computed by dividing income before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.